Mercedes-Benz Auto Receivables Trust 2023-1
Investor Report
Collection Period Ended   28-Feb-2026

Amounts in USD

Dates

Collection Period No.	38	
Collection Period (from... to)	1-Feb-2026	28-Feb-2026
Determination Date	12-Mar-2026	
Record Date	13-Mar-2026	
Distribution Date	16-Mar-2026	
Interest Period of the Class A-1 Notes (from... to)	17-Feb-2026	16-Mar-2026 Actual/360 Days 27
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-Feb-2026	15-Mar-2026 30/360 Days 30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	435,500,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	657,500,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	657,500,000.00	119,736,213.17	99,927,394.82	19,808,818.35	30.127480	0.151981
Class A-4 Notes	118,600,000.00	118,600,000.00	118,600,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,869,100,000.00**	**238,336,213.17**	**218,527,394.82**	**19,808,818.35**		
Overcollateralization	47,928,299.76	47,925,707.49	47,925,707.49			
Adjusted Pool Balance	1,917,028,299.76	286,261,920.66	266,453,102.31			
Yield Supplement Overcollateralization Amount	200,704,831.25	24,609,112.36	22,441,248.47			
Pool Balance	**2,117,733,131.01**	**310,871,033.02**	**288,894,350.78**			

	Amount	Percentage
Initial Overcollateralization Amount	47,928,299.76	2.50%
Target Overcollateralization Amount	47,925,707.49	2.50%
Current Overcollateralization Amount	47,925,707.49	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	5.090000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	4.510000%	450,008.60	0.684424	20,258,826.95	30.811904
Class A-4 Notes	4.310000%	425,971.67	3.591667	425,971.67	3.591667
Total		**$875,980.27**		**$20,684,798.62**	

Amounts in USD

Available Funds

Principal Collections	20,520,321.00
Interest Collections	1,329,336.35
Net Liquidation Proceeds	565,602.75
Recoveries	671,531.30
Purchase Amounts	100,231.49
Advances made by the Servicer	0.00
Investment Earnings	67,664.76
Available Collections	**23,254,687.65**
Reserve Fund Draw Amount	0.00
Available Funds	**23,254,687.65**

Distributions

(1) Total Servicing Fee	259,059.19
Nonrecoverable Advances to the Servicer	0.00
(2) Total Trustee Fees and any Asset Representations Review fees (max. $250,000 p.a.)	0.00
(3) Interest Distributable Amount Class A Notes	875,980.27
(4) Priority Principal Distributable Amount	0.00
(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(6) Regular Principal Distributable Amount	19,808,818.35
(7) Additional Servicing Fee and Transition Costs	0.00
(8) Total Trustee Fees and any Asset Representations Review fees not previously paid under (2)	0.00
(9) Excess Collections to Certificateholders	2,310,829.84
Total Distribution	**23,254,687.65**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	259,059.19	259,059.19	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	875,980.27	875,980.27	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	450,008.60	450,008.60	0.00
thereof on Class A-4 Notes	425,971.67	425,971.67	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	875,980.27	875,980.27	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	19,808,818.35	19,808,818.35	0.00
Aggregate Principal Distributable Amount	19,808,818.35	19,808,818.35	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	4,792,570.75
Reserve Fund Amount - Beginning Balance	4,792,570.75
plus/minus change to meet Reserve Fund Required Amount	0.00
plus Net Investment Earnings for the Collection Period	11,935.07
minus Net Investment Earnings	11,935.07
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	4,792,570.75
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	11,935.07
Net Investment Earnings on the Collection Account	55,729.69
Investment Earnings for the Collection Period	67,664.76

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	2,117,733,131.01	52,827
Pool Balance beginning of Collection Period	310,871,033.02	19,250
Principal Collections	14,411,854.27	
Principal Collections attributable to Full Pay-offs	6,108,466.73	
Principal Purchase Amounts	99,584.82	
Principal ross Losses	1,356,776.42	
Pool Balance end of Collection Period	288,894,350.78	18,527
Pool Factor	13.64%	

	As of Cutoff Date	Current
eighted Average APR	4.85%	5.41%
eighted Average Number of Remaining Payments	54.32	22.41
eighted Average Seasoning (months)	13.16	49.02

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	280,289,316.05	18,207	97.02%
31-60 Days Delinquent	6,019,528.54	230	2.08%
61-90 Days Delinquent	1,965,086.86	73	0.68%
91-120 Days Delinquent	620,419.33	17	0.21%
Total	288,894,350.78	18,527	100.00%

Delinquency Trigger		**3.550%**
60 Delinquency Loans to EOP Aggregate Securitization alue		0.895%
Delinquency Trigger occurred		No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

	Current		Cumulative	
Losses (1)	Amount	Number of Receivables	Amount	Number of Receivables
Principal ross Losses	1,356,776.42	59	95,413,442.68	2,775
Principal Net Liquidation Proceeds	561,967.24		32,492,545.54	
Principal Recoveries	647,364.66		31,120,184.62	
Principal Net Loss / (ain)	147,444.52		31,800,712.52	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	0.590%
Prior Collection Period	1.654 %
Second Prior Collection Period	(0.312%)
Third Prior Collection Period	1.101 %
Four Month Average	0.758%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	1.502%
Average Net Loss / (Gain)	11,459.72

(1) Losses include accounts that have been charged off   i a balance remaining of less than $50. These accounts are e cluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.